

December 20, 2012

<u>Via E-mail</u>
Meg A. Gentle
Chief Financial Officer
Cheniere Energy, Inc.
700 Milam Street, Suite 800
Houston, Texas 77002

      Re: **Cheniere Energy, Inc.**
              Cheniere Energy Partners, L.P.
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed February 24, 2012
              Definitive Proxy Statement on Schedule 14A
              Filed April 19, 2012
              File Nos. 1-16383 and 1-33366

Dear Ms. Gentle:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Andrew D. Mew

              Andrew D. Mew
              Accounting Branch Chief